                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 6)*
                                       of
                           Tweedy, Browne Company L.P.

                                  SCHEDULE 13D
                               (Amendment No. 6)*
                                       of
                               TBK Partners, L.P.

                                  SCHEDULE 13D
                               (Amendment No. 6)*
                                       of
                            Vanderbilt Partners, L.P.


                    Under the Securities Exchange Act of 1934

                           LOMAS FINANCIAL CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $1.00 per Share
                         (Title of Class of Securities)

                                    541535100
                                 (CUSIP Number)


                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                November 1, 1995
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 541535100                                        Page ___ of ___ Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company L.P. ("TBC")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
   TO ITEMS 2(d) or 2(E)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER TBC has sole voting power with respect to
                   548,440 shares held in certain TBC Accounts (as hereinafter defined). Additionally, certain of the general partners
 NUMBER OF         of TBC may be deemed to have sole power to vote certain
  SHARES           shares as more fully set forth herein.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                   0 shares, except that certain of the general partners of
                   TBC may be deemed to have sole power to dispose of
                   certain shares as more fully set forth herein.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   647,595 shares held in accounts of TBC
                   (as hereinafter defined)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     647,595 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    /X/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.21%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

     BD,IA & PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 541535100                                        Page ___ of ___ Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        WC and BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
   TO ITEMS 2(d) or 2(E)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   94,955 shares, except that the general partners in TBK,
 NUMBER OF         solely by reason of their positions as such, may be deemed
  SHARES           to have shared power to vote these shares.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING          0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER
                   94,955 shares, except that the general partners in TBK,
                   solely by reason of their positions as such, may be
                   deemed to have shared power to vote these shares.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        94,955 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.47%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 541535100                                        Page ___ of ___ Pages

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a)/ /
                                                                         (b)/X/


--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
        WC and BK
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        / /
   TO ITEMS 2(d) or 2(E)
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                7  SOLE VOTING POWER
                   50,600 shares, except that the general partners in
 NUMBER OF         Vanderbilt, solely by reason of their positions as such, may
  SHARES           be deemed to have shared power to vote these shares.
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING          0 shares
  PERSON       -----------------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER
                   50,600 shares, except that the general partners in
                   Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0 shares
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        50,600 shares
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.25%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

         This Amendment No. 6 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of shares of Common Stock of the Issuer as set forth more fully in Item 5 hereof. This Amendment No. 6 is being filed by Tweedy, Browne Company L.P. ("TBC"), TBK Partners, L.P. ("TBK") and Vanderbilt Partners, L.P. ("Vanderbilt") who may be deemed to be members of a group. However, the filing of this Amendment No. 6 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations, each of TBC, TBK and Vanderbilt hereby amend their respective Statements on Schedule 13D, relating to the Common Stock of Lomas Financial Group, Inc. TBC, TBK and Vanderbilt filed a Statement on Schedule 13D, dated as of October 4, 1993, which was amended by (i) Amendment No. 1 thereto, dated as of October 26, 1993; (ii) Amendment No. 2 thereto, dated as of February 3, 1994;
(iii) Amendment No. 3 thereto, dated as of May 26, 1994; (iv) Amendment No. 4 thereto, dated as of June 23, 1995; (v) Amendment No. 5 thereto, dated as of July 7, 1995 (the "Amendment No. 5"); and (vi) Amendment A to the Amendment No. 5, dated as of July 12, 1995. Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this Amendment No. 6 also includes an amended and restated composite of all paper filings to date made by TBC, TBK and Vanderbilt, respectively, on Schedule 13D with respect to Lomas Financial Corporation.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Lomas Financial Corporation. (the "Company"), which, to the best knowledge of the persons filing this Schedule 13D, is a company organized under the laws of Delaware, with its principal executive offices located at 1600 Viceroy Drive, Dallas, Texas 75235.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The persons filing this Schedule 13D are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. Annexed as Exhibit 99.1, which is incorporated by reference herein, is an agreement among TBC, TBK and Vanderbilt that this
Schedule 13D is filed on behalf of each of them. The filing of this Schedule 13D should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act").

         This Schedule 13D contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which accounts TBC has investment discretion (the "TBC Accounts"), and with respect to some of which it has obtained sole or shared voting power.

         The general partners of TBK are Christopher H. Browne, William H. Browne, Thomas P. Knapp and John D. Spears. The general partners of TBC and Vanderbilt are Christopher H. Browne, William H. Browne and John D. Spears (the "General Partners"). By reason of their positions as such, the general partners of TBK may be deemed to control TBK and the general partners of TBC and Vanderbilt may be deemed to control TBC and Vanderbilt, respectively.

         (b) The business address of each of TBC, TBK, Vanderbilt, the General Partners and Thomas P. Knapp is 52 Vanderbilt Avenue, New York, New York 10017.

         (c) TBC is engaged primarily in the business of a securities broker and dealer and investment adviser, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

         TBK is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         Vanderbilt is a private investment partnership and is currently, and at all relevant times was, engaged primarily in the business of investing in securities for its own account.

         The present principal occupation of each of the General Partners is serving as such for TBC, TBK and Vanderbilt. The present principal occupation of Thomas P. Knapp is serving as a general partner in TBK. The principal business address of each of TBC, TBK and Vanderbilt is set forth above.

         (d) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) None of TBC, TBK, Vanderbilt, Thomas P. Knapp, nor any General Partner has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect thereto.

         (f) Each of TBC, TBK and Vanderbilt is a Delaware limited partnership. Each of the General Partners and Thomas P. Knapp is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


         As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 647,595 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $5,453,536.

         The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

         As of the date hereof, TBK beneficially owns directly 94,955 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. (TBK and certain of the general partners in TBK, who are also general partners of TBC and Vanderbilt may also be deemed to be the indirect beneficial owners of certain other shares of Common Stock, as set forth in Item 5 hereof.) The aggregate cost of the TBK Shares, including brokerage commissions, was $756,929.

         It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

         TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. As of the date hereof, TBK has a loan outstanding with Chemical Bank in the amount of $20,000.00. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chemical Bank. TBK's funds on hand have also included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with The Bank of New York, New York, New York. Pursuant to that understanding, TBK may borrow funds at the brokers' call rate charged from time to time by The Bank of New York. As of the date hereof, TBK has a loan outstanding with The Bank of New York in the amount of $10,000.00. Borrowings made by TBK pursuant to its understandings with Chemical Bank and The Bank of New York are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chemical Bank or The Bank of New York were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

         As of the date hereof, Vanderbilt beneficially owns directly 50,600 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. (Vanderbilt and certain of the general partners in Vanderbilt, who are also general partners in TBC and TBK may also be deemed to be the indirect beneficial owners of certain other shares of Common Stock, as set forth in Item 5 hereof.) The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $388,738.

         It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see
Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

         Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 4.  PURPOSE OF TRANSACTION

         Each of TBC, TBK and Vanderbilt has acquired the shares of Common Stock owned by it for investment purposes and for none of the reasons enumerated in
Item 4 of Schedule 13D, except that TBC, TBK and Vanderbilt may dispose of all or some of the TBC Shares, the TBK Shares and the Vanderbilt Shares, respectively, or may acquire additional shares of Common Stock from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of the disposition of 400,000 shares of Common Stock in open market transactions, TBC may be deemed to be the beneficial owner of an aggregate of 647,595 shares of Common Stock, which constitutes approximately 3.21% of the 20,164,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         Also included in the TBC Shares are 210 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC, TBK and Vanderbilt.

         Also included in the TBC Shares are 16,890 shares of Common Stock held in a certain TBC Account, of which John D. Spears, a general partner in TBC, TBK and Vanderbilt, may be deemed to beneficially own directly.

         As of the date hereof, TBK beneficially owns directly 94,955 shares of Common Stock, which constitutes approximately 0.47% of the 20,164,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 50,600 shares of Common Stock, which constitutes approximately 0.25% of the 20,164,000 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 793,150 shares, which constitutes approximately 3.93% of the 20,164,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemd to be the beneficial owner by reason of his being a general partner of TBC, TBK and Vanderbilt, respectively, is 793,150 shares, which constitutes approximately 3.93% of the 20,164,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 94,955 shares of Common Stock which constitutes approximately 0.47% of the 20,164,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 647,595 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 548,440 shares of Common Stock held in certain TBC Accounts.

         Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and (ii) shared power to vote or direct the vote of 548,440 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         Christopher H. Browne may be deemed to have (i) sole power to dispose of or to direct the disposition of and (ii) sole power to vote or direct the vote of 210 shares of Common Stock held in a TBC Account for a charitable foundation, of which he is a trustee.

         John D. Spears may be deemed to have (i) sole or shared power to dispose of or to direct the disposition of and (ii) sole or shared power to vote or direct the vote of 16,890 shares of Common Stock held in a certain TBC Account as set forth in Item 5(a) herein.

         (c) During the sixty day period ended as of the date hereof, TBC has sold shares of the Common Stock in open market transactions, as follows:

REPORTING                                                     NO. OF                             PRICE
PERSON                              DATE                      SHARES SOLD                        PER SHARE
TBC Accounts                        11/1/95                   400,000                            $.03


          Except as set forth in this paragraph (c) to the best knowledge of each of the filing persons, none of the persons named in response to paragraph
(a) has effected any transactions in the shares of the Common Stock during the sixty day period ended as of the date hereof.

         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on November 1, 1995.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as otherwise described herein, none of TBC, TBK or Vanderbilt, nor, to the best knowledge of TBC, TBK or Vanderbilt, any other person named in
Item 2 hereof, has any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

                                    SIGNATURE

         Each of Tweedy, Browne Company L.P., TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement (which includes the Exhibit annexed hereto) is true, complete and correct.

                                                   TWEEDY, BROWNE COMPANY L.P.


                                                   By ________________________
                                                      Christopher H. Browne
                                                      General Partner


                                                   TBK PARTNERS, L.P.


                                                   By ________________________
                                                      Christopher H. Browne
                                                      General Partner



                                                   VANDERBILT PARTNERS, L.P.


                                                   By ________________________
                                                      Christopher H. Browne
                                                      General Partner




Dated: November 9, 1995